THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

February 23, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to your telephone comments received February 17, 2006 on Post-Effective Amendment No. 55 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, Marathon Value Portfolio; Becker Small Cap Value Equity Fund; Becker Value Equity Fund; Dreman Contrarian Large Cap Value Fund; Dreman Contrarian Mid Cap Value Fund; and Dreman Contrarian Small Cap Value Fund (collectively, the “Funds”). Our responses to your comments are set forth below.

DREMAN CONTRARIAN VALUE FUNDS

Comment: In the “Principal Risks” section of the prospectus for the Dreman Contrarian Small Cap Value Fund, disclose that an investment in closed-end funds also involves the risk that the closed-end fund may sell below its net asset value.

Response: As requested, we have revised the “Closed-End Fund Risk” to add the following risk:

The market price of a closed-end fund’s shares may be affected by its dividend or distribution levels (which are dependent, in part, on expenses), stability of dividends or distributions, general market and economic conditions, and other factors beyond the control of a closed-end fund. The foregoing factors may result in the market price of the shares of the closed-end fund being greater than, less than, or equal to, the closed end fund’s net asset value. This means that a closed end fund’s shares may trade at a discount to (or below) its net asset value.

BECKER VALUE FUNDS

Comment: In the “Principal Strategies” section of the prospectus for each of the Becker Value Funds, clarify that real estate investment trusts that hold a portfolio of mortgages are not classified as “equity” securities.

Response: As requested we have revised the following section under “Principal Strategies” in the Prospectus for each Becker Value Fund as follows:

Equity securities in which the Fund may invest include common stock and common stock equivalents (such as rights, warrants and convertible securities), exchange-traded funds (“ETFs”), equity real estate investment trusts (REITs) and American Depository Receipts (“ADRs”). Equity REITs are securities that sell like stocks on the major exchanges and invest directly in real estate.

We also added the following disclosure in the SAI under “Additional Information about the Funds’ Investment and Risk Considerations – REITs”:

Equity REITs will be treated as equity securities for purposes of calculating the percentage of a Fund’s assets invested in equity securities. Mortgage REITs and hybrid REITs (which invest in mortgages and real property) will be treated as fixed income securities for purposes of calculating the percentage of a Fund’s assets invested in fixed income securities.

Comment: In the SAI, clarify the factors that the Adviser considers in determining the portfolio managers’ discretionary bonuses. In addition, disclose, if applicable, any conflicts that may arise as a result of the portfolio managers’ dual management of the Funds and other client accounts, particularly with respect to different investment strategies and/or allocation of time among the accounts.

Response: We have revised this section of the Funds’ SAI Information as follows:

Each Portfolio Manager is compensated for his services by the Advisor. The Portfolio Managers’ compensation consists of a fixed salary and a discretionary bonus based on the following: (i) the Portfolio Manager’s overall contribution to client portfolios and the firm’s success, and (ii) the annual pre-tax performance of the aggregate accounts managed by such Portfolio Manager (including the Funds) as compared to the performance of an appropriate benchmark. For example, the pre-tax annual performance of the Advisor’s Large Cap Value portfolios are compared to that of the S&P 500® Index, and the bonuses of the Portfolio Managers responsible for managing such portfolios are determined accordingly (i.e., Patrick Becker, Robert Schaeffer and Michael McGarr). In the case of the Advisor’s Small Cap Value portfolios, the pre-tax performance is compared to that of the Russell 2000® and Russell 2000 Value ®Indices, and the bonuses of the Portfolio Managers responsible for managing such portfolios are determined accordingly (i.e., Patrick Becker, Thierry Wuilloud and Blake Howell). Like all employees of the Advisor, Portfolio Managers participate in the Advisor’s profit sharing and pension plans.

It is generally the Advisor’s policy that investment decisions for all accounts managed by a Portfolio Manager be made based on a consideration of the accounts’ respective investment objectives and policies, and other needs and requirements affecting the accounts. Each Portfolio Manager typically manages accounts with similar investment strategies and, therefore, the Advisor does not anticipate conflicts of interests as a result of differing investment strategies.

Conflicts may arise as a result of a Portfolio Manager’s dual role in managing the Fund and other client accounts with respect to his allocation of time among such clients. However, because of the similarities in the investment strategies of the various accounts, many of the Portfolio Managers’ duties overlap. As a result of combining responsibilities such as research and stock selection, each Portfolio Manager has the ability to provide both the Fund and other clients with more thorough research and stock selection. .

MARATHON VALUE PORTFOLIO

Comment: In the sections entitled “Principal Strategies” and “Principal Risks,” clarify that, in accordance with the Fund’s name, value investing is the primary focus of the Fund and, that growth investing constitutes a secondary strategy.

Response: As requested, we have revised the section “Principal Strategies” as follows:

The Fund invests primarily in common stocks of U.S. companies that have potential “value” in the advisor’s judgment. The advisor believes that determining value involves an effort to understand a company’s assets and business strengths and to compare those to the current price of the company’s stock. It is worth noting that in today’s economy, assets are often intangible. A value investor does not place great emphasis on precise projections of future earnings or on the current momentum of the company’s business. The Fund may purchase stock of a company that is labeled a “growth” company, provided that the advisor believes that the company’s stock is selling at a reasonable price relative to its value. The advisor intends for the Fund to provide investors with exposure to a wide number of industries.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from each Fund with respect to the Commission Staff comments on PEA No. 55.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjogren

Exhibit A

Unified Series Trust

431 North Pennsylvania Street

Indianapolis, Indiana 46204

In connection with Post-Effective Amendment No. 55 (“PEA 55”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, Marathon Value Portfolio; Becker Small Cap Value Equity Fund; Becker Value Equity Fund; Dreman Contrarian Large Cap Value Fund; Dreman Contrarian Mid Cap Value Fund; and Dreman Contrarian Small Cap Value Fund (each a “Fund” and collectively, the “Funds”), the undersigned officer of the Trust, on behalf of the Funds, hereby states as follows:

1.	Each Fund acknowledges that all disclosures in PEA 55 about the Fund are the responsibility of the Fund;

2.

Each Fund acknowledges that, by declaring the PEA 55 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By: /s/ Heather Barnes

                                                                                          Heather Barnes, Secretary

UNIFIED SERIES TRUST

431 North Pennsylvania Street

Indianapolis, Indiana 46204

February 23, 2006

VIA EDGAR

Linda B. Stirling, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Stirling:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post Effective Amendment #55 to Registration Statement of the above-reference investment company, in respect of its new series, the Geronimo Funds, to February 27, 2005 or as soon thereafter as practicable.

Sincerely yours,

UNIFIED SERIES TRUST

By: /s/ Heather Barnes
Heather Barnes, Secretary

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